Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE APPOINTS VICE PRESIDENT INVESTOR RELATIONS

Ottawa, Canada,  November 11, 2009  - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that John Lawlor has joined the company as Vice President, Investor Relations.

John brings a rich background  to this new position at DragonWave, gained through 25 years of experience in the telecommunications industry in progressively more senior management positions in investor relations, R&D, marketing, sales, and customer service.

John has spent the last 20 years of his career in investor relations, most recently as Vice President, Investor Relations at Cognos Inc.  Over this period, he has established a strong reputation for accessibility and consistent, open communication with the investment community throughout North America and Europe.

“We are pleased to have John join the DragonWave team at such an exciting time for the company,” said Russell Frederick, DragonWave Vice President, Finance and CFO.  “DragonWave has significant growth opportunities and it is a high priority for us to assist the global investment community in fully understanding the company.  We look forward to the contribution that John will make to this important effort with current and prospective investors and securities analysts.”

Mr. Lawlor has bachelor and master of engineering degrees in mechanical and materials engineering, respectively, and studied business administration at the University of Ottawa and McGill University.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor Vice President, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2252

Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024